Exhibit 21

SUBSIDIARIES OF ACETO CORPORATION

Subsidiary	State or other jurisdiction of corporation or organization

Acci Realty Corp.	New York
Aceto (Holding) B.V.	The Netherlands
Aceto (Hong Kong) Ltd.	Hong Kong
Aceto Agricultural Chemical Corporation Limited	United Kingdom
Aceto Agricultural Chemicals Corp.	New York
Aceto B.V.	The Netherlands
Aceto FineChem GmbH	Germany
Aceto France S.A.S.	France
Aceto Health Ingredients GmbH	Germany
Aceto Holding GmbH	Germany
Aceto Japan, Inc.	Japan
Aceto Ltd.	Bermuda
Aceto Luxembourg S.a.r.L.	Luxembourg
Aceto Agricultural Chemicals Corp. Mx, S De R. L. DE C.V	Mexico
Aceto Pharma Corp.	Delaware
Aceto Pharma India Pvt. Ltd.	India
Aceto Pharmaceutical (Shanghai) Ltd.	China
Aceto Pharna GmbH	Germany
Aceto Pte Ltd.	Singapore
Aceto Realty LLC	New York
Arsynco, Inc.	New Jersey
Canegrass, LLC	Delaware
CDC Products Corp.	New York
Pharma Waldhof GmbH	Germany
Plexvest Ltd.	Cyprus